Notice To The Reader
The accompanying unaudited interim condensed consolidated financial statements for the three months ended September 30, 2013 (“Interim Financial Statements”) and all information contained in the management's discussion and analysis have been prepared by and are the responsibility of the management of Besra Gold Inc. and its subsidiaries.
The Audit Committee of the Board of Directors, consisting of three members, has reviewed the Interim Financial Statements and related financial reporting matters. The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these Interim Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Interim Financial Statements (Unaudited)
September 30,2013

Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)
For the three months ended September 30, 2013

		Three months ended
(US$) (unaudited)	Note	Sep 30, 2013	Sep 30, 2012

Sales		20,216,909	19,169,500
Cost of sales		15,557,018	9,951,426
Gross profit		4,659,891	9,218,074

Royalty expense		2,457,995	2,203,781
Environmental fees		1,300,008	791,433
Corporate and administrative expenses		1,424,912	2,202,316
Share-based compensation	21	200,024	613,181
Exploration costs		181,516	384,472
		5,564,455	6,195,183

(Losses) earnings before net finance costs, income tax, depreciation, amortization (EBITDA)		(904,564)	3,022,891

Depreciation and amortization		3,771,799	4,661,534
Finance charges	8	3,040,210	2,433,970
		6,812,009	7,095,504

Loss for the period before income tax		(7,716,573)	(4,072,613)
Income tax expense (recovery)		355,108	(406,661)
Total comprehensive loss for the period		(8,071,681)	(3,665,952)

Attributable to:
Equity owners		(7,389,702)	(3,843,280)
Non-controlling interest		(681,979)	177,328

Loss per share attributable to equity owners
Basic	7	(0.020)	(0.010)
Diluted	7	(0.020)	(0.010)

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 1

Interim Financial Statements (Unaudited)
September 30,2013

Consolidated Statement of Financial Position
As at September 30, 2013

US$ (unaudited)	Note	Sep 30, 2013	Jun 30, 2013
ASSETS
Current
Cash and cash equivalents	13	1,844,225	4,062,045
Tax and other receivables	14	1,820,606	1,714,355
Inventories	15	10,513,293	12,224,852
Prepayments		2,495,100	1,614,240
		16,673,224	19,615,492
Non-current
Property, plant & equipment	9	17,577,196	17,231,269
Deferred exploration expenditure	10	23,072,414	22,678,843
Deferred development expenditure	11	5,133,020	6,216,049
Mine properties	12	35,094,083	35,265,242
Other long-term assets		727,735	352,603
		81,604,448	81,744,006
TOTAL ASSETS		98,277,672	101,359,498

LIABILITIES
Current
Provisions	16	1,363,615	1,450,071
Derivative financial liabilities	19	32,000	—
Tax and trade payables	17	28,631,807	27,429,290
Interest-bearing loans and borrowings	18	7,500,533	6,981,965
Convertible notes	18	6,198,880	5,353,217
		43,726,835	41,214,543
Non-current
Provisions	16	2,054,793	1,404,846
Derivative financial liabilities	19	1,052,000	882,850
Convertible notes	18	10,596,192	9,803,088
Interest-bearing loans and borrowings	18	17,224,028	16,645,179
Deferred tax liabilities		6,834,727	6,717,486
		37,761,740	35,453,449
TOTAL LIABILITIES		81,488,575	76,667,992

EQUITY
Issued capital and reserves	20	129,559,480	129,390,208
Deficit		(111,747,529)	(104,357,827)
		17,811,951	25,032,381
Non-controlling interest		(1,022,854)	(340,875)
TOTAL EQUITY		16,789,097	24,691,506

TOTAL LIABILITIES AND EQUITY		98,277,672	101,359,498

Commitments, contingencies and contractual obligations	23

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 2

Interim Financial Statements (Unaudited)
September 30,2013

Consolidated Statement of Changes in Equity
For the three months ended September 30, 2013

US$ (unaudited)	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at July 1, 2013	135,182,292	(104,357,827)	(5,792,084)	(340,875)	24,691,506
Loss for the period	—	(7,389,702)	—	(681,979)	(8,071,681)
Share capital cancelled	(30,752)	—	—	—	(30,752)
Share-based payments (note 21)	—	—	200,024	—	200,024
Balance at September 30, 2013	135,151,540	(111,747,529)	(5,592,060)	(1,022,854)	16,789,097

For the three months ended September 30, 2012

US$ (unaudited)	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at July 1, 2012	135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061
(Loss) income for the period	—	(3,843,280)		177,328	(3,665,952)
Share-based payments (note 21)	—	—	613,181	—	613,181
Balance at September 30, 2012	135,134,697	(84,946,438)	(5,025,709)	2,346,740	47,509,290

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 3

Interim Financial Statements (Unaudited)
September 30,2013

Consolidated Statement of Cash Flows
For the three months ended September 30, 2013

	Three months ended
US$ (unaudited)	Sep 30, 2013	Sep 30, 2012
OPERATING ACTIVITIES
Loss for the period after tax	(8,071,681)	(3,665,952)
Items not affecting cash
Depreciation and amortization	3,771,779	4,661,534
Stock-based compensation expense	200,024	613,181
Deferred income tax	315,731	(436,012)
Derivatives revaluation	201,150	(588,665)
Interest and accretion of term loans	2,224,407	1,963,769
Unrealized foreign exchange	199,651	360,560
ARO accretion adjustment	28,976	86,828
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	(980,362)	590,089
Trade and other payables	971,310	313,236
Inventory	1,631,516	(387,903)
Cash provided by operating activities	492,501	3,510,665

INVESTING ACTIVITIES
Deferred exploration and development costs	(1,287,965)	(2,732,236)
Acquisition of property, plant and equipment	(1,316,143)	(485,132)
Investment in subsidiary	(250,000)	(600,000)
Cash used in investing activities	(2,854,108)	(3,817,368)

FINANCING ACTIVITIES
Repayment of the secured bank loan	(3,898,605)	1,744,781
Proceeds from the secured bank loan	4,040,048	—
Finance lease payments	—	(449,568)
Cash provided by (used in) financing activities	141,443	1,295,213
(Decrease) increase in cash during the period	(2,220,164)	988,510
Cash - beginning of the period	4,062,045	3,397,728
Effect of foreign exchange rate changes on cash	2,344	297
Cash - end of the period	1,844,225	4,386,535

Supplemental information
Interest paid	122,692	534,555
Income taxes paid	—	—

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 4

Notes to the Interim Financial Statements
September 30, 2013

1. Corporate Information
The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) of Besra Gold Inc. (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) for the three months ended September 30, 2013 were authorized for issue in accordance with a resolution of the Company's Audit Committee on November 14, 2013. Besra is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publicly traded on the Toronto Stock Exchange (“TSX”), the Australian Securities Exchange (“ASX”) and the OTCQX Bulletin Board in the United States of America.
The principal activities of the Group are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia. The Company has two key properties located in Central Vietnam: the Bong Mieu Gold property and the Phuoc Son Gold property; as well as one key property in East Malaysia: The Bau Gold property; and one key property in the Northern Philippines: The Capcapo Gold property.
2. Statement of Compliance
These Financial Statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. The Interim Financial Statements do not include all of the information and disclosure required in the annual financial statements, and should therefore be read in conjunction with the annual financial statements for the year ended June 30, 2013, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”).
3. Basis of Preparation and Going Concern
The Interim Financial Statements are presented in United States (“US”) dollars, which is the Company's functional and the Group's presentation currency.
These Interim Financial Statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.
Where necessary, comparatives have been reclassified to maintain consistency and comparability with current period figures.
During the three months ended September 30, 2013, the Group incurred a net loss of $8,071,681. As at September 30, 2013 the Group's current liabilities exceeded its current assets by $16,789,097. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to resume profitable operations or to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
These Interim Financial Statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. If the “going concern” assumption was not appropriate for these Interim Financial Statements, then adjustments to the carrying values of the assets and liabilities, expenses and consolidated balance sheet classification, which could be material, may be necessary.
4. Significant Accounting Judgments, Estimates and Assumptions
The preparation of these Interim Financial Statements for the Group in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the Interim Financial Statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is described in the annual financial statements for the year ended June 30, 2013.
5. Accounting Policies, New Standards and Interpretations
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2013 as described in those annual financial statements.

Besra Gold Inc.	Page 5

Notes to the Interim Financial Statements
September 30, 2013

The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended IFRS or interpretations applicable to the Group which were issued and were effective at July 1, 2013.

6. Segment Analysis
For management purposes, the Group is organized into one business segment and has two reportable segments based on geographic area as follows:

▪	The Company's Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

▪	The Company's Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.
Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the Financial Statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.
All revenues are transacted via one merchant on behalf of external customers unknown to the Group.

$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non- current assets	Current assets	Liabilities
September 30, 2013
Vietnam	16,744,923	7,856,979	5,133,020	3,267,646	727,735	33,730,303	15,824,050	36,510,759
Malaysia	106,838	15,215,435	—	31,276,437	—	46,598,710	395,546	6,928,583
Other	725,435	—	—	550,000	—	1,275,435	453,628	38,049,233
Total	17,577,196	23,072,414	5,133,020	35,094,083	727,735	81,604,448	16,673,224	81,488,575

June 30, 2013
Vietnam	16,466,502	8,060,103	6,216,049	3,438,805	91,003	34,272,462	18,765,947	34,332,131
Malaysia	120,916	14,618,740	—	31,276,437	—	46,016,093	147,995	6,970,128
Other	643,851	—	—	550,000	—	1,193,851	963,150	35,365,733
Total	17,231,269	22,678,843	6,216,049	35,265,242	91,003	81,482,406	19,877,092	76,667,992

	September 30, 2013		September 30, 2012
$ 3 months ended	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax
Vietnam	20,216,909	(3,950,551)	19,169,500	865,875
Malaysia	—	(479,731)	—	605,713
Other	—	(3,641,399)	—	(5,137,540)
Total	20,216,909	(8,071,681)	19,169,500	(3,665,952)

Besra Gold Inc.	Page 6

Notes to the Interim Financial Statements
September 30, 2013

7. Earnings Per Share

Three months ended	Sep 30, 2013	Sep 30, 2012
Basic Earnings per Share Attributable to Equity Owners
Loss for the period ($)	(7,389,702)	(3,843,280)
Weighted average number of common shares outstanding	378,698,034	378,781,186
Basic Earnings per Share Attributable to Equity Owners ($)	(0.020)	(0.010)

Diluted Earnings per Share Attributable to Equity Owners
Net loss used to calculate diluted earnings per share ($)	(7,389,702)	(3,843,280)
Weighted average number of common shares outstanding	378,698,034	378,781,186
Dilutive effect of stock options outstanding ($)	—	112,177
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,698,034	378,893,363
Diluted loss per share ($)	(0.020)	(0.010)
Basic loss per share is calculated by dividing the net loss for the period attributable to the equity owners of Besra by the weighted average number of common shares outstanding for the period.
Diluted earnings per share is based on basic loss per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

8. Finance Expenses

($) 3 months ended	Sep 30, 2013	Sep 30, 2012
Interest on convertible notes and gold-linked loans	883,606	1,030,740
Accretion on convertible notes and gold- linked notes	1,401,532	1,491,030
Interest expense (income), net	402,579	62,330
Derivative - fair value revaluations	201,150	(588,664)
Foreign exchange gain (loss), net	98,843	438,534
Financing costs	52,500	—
Total	3,040,210	2,433,970

9. Property, Plant and Equipment

$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
Cost
Balance at July 1, 2013	3,522,005	34,734,453	21,436,075	1,453,918	61,146,451
Additions	—	198,844	648,916	1,066,738	1,914,498
Disposals	(8,337)	(582,008)	(8,500)	—	(598,845)
Reclassifications	124,895	170,823	336,716	(632,434)	—
Translation adjustments	(292)	(19,398)	—	—	(19,690)
Balance at September 30, 2013	3,638,271	34,502,714	22,413,207	1,888,222	62,442,414

Accumulated depreciation
Balance at July 1, 2013	(1,928,513)	(18,990,629)	(10,964,649)	—	(31,883,791)
Depreciation charge for the period	(80,225)	(890,203)	(572,723)	—	(1,543,151)
Disposals	—	544,822	2,233	—	547,055
Translation adjustments	18	18,495	—	—	18,513
Balance at September 30, 2013	(2,008,720)	(19,317,515)	(11,535,139)	—	(32,861,374)

Impairment provision as at July 1, 2013	(589,065)	(6,669,982)	(4,336,120)	(436,224)	(12,031,391)
Utilization of provision	—	—	—	27,547	27,547
Impairment provision as at September 30, 2013	(589,065)	(6,669,982)	(4,336,120)	(408,677)	(12,003,844)

Net carrying amount
Balance at July 1, 2013	1,004,427	9,073,842	6,135,306	1,017,694	17,231,269
Balance at September 30, 2013	1,040,486	8,515,217	6,541,948	1,479,545	17,577,196
Plant and equipment with a carrying value of $8,048,203 and $25,520,224, respectively, at September 30, 2013 has been pledged as security for two Vietnamese bank loans (Note 18).

Besra Gold Inc.	Page 7

Notes to the Interim Financial Statements
September 30, 2013

10. Deferred Exploration Expenditure

$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold	Total
Cost
Balance at July 1, 2013	4,000,286	9,454,104	14,618,741	783,774	28,856,905
Additions	137,961	26,479	596,695	—	761,135
Translation adjustment	—	—	—	(2,728)	(2,728)
Balance at September 30, 2013	4,138,247	9,480,583	15,215,436	781,046	29,615,312

Accumulated amortization
Balance at July 1, 2013	(226,844)	(3,613,294)	—	—	(3,840,138)
Amortization for the period	(20,323)	(344,513)	—	—	(364,836)
Balance at September 30, 2013	(247,167)	(3,957,807)	—	—	(4,204,974)

Impairment provision as at July 1, 2013 and September 30, 2013	(91,070)	(2,246,854)	—	—	(2,337,924)

Net book value
Balance at July 1, 2013	3,682,372	3,593,956	14,618,741	783,774	22,678,843
Balance at September 30, 2013	3,800,010	3,275,922	15,215,436	781,046	23,072,414
As the Company did not yet have unencumbered access to the Capcapo property at September 30, 2013, exploration costs incurred to date in respect of this property have been expensed.

11. Deferred Development Expenditure

$	Bong Mieu	Phuoc Son	Total
Cost
Balance at July 1, 2013	18,945,784	25,807,694	44,753,478
Additions	92,758	436,800	529,558
Balance at September 30, 2013	19,038,542	26,244,494	45,283,036

Accumulated amortization
Balance at July 1, 2013	(8,312,779)	(18,296,257)	(26,609,036)
Amortization for the period	(476,928)	(1,135,659)	(1,612,587)
Balance at September 30, 2013	(8,789,707)	(19,431,916)	(28,221,623)

Impairment provision as at July 1, 2013 and September 30, 2013	(9,066,659)	(2,861,734)	(11,928,393)

Net book value
Balance at July 1, 2013	1,566,346	4,649,703	6,216,049
Balance at September 30, 2013	1,182,176	3,950,844	5,133,020

12. Mine Properties

$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at July 1, 2013 and September 30, 2013	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504
Accumulated amortization as at July 1, 2013	(1,903,624)	(3,721,390)	—	—	—	(5,625,014)
Amortization for the period	—	(171,159)	—	—	—	(171,159)
Accumulated amortization as at September 30, 2013	(1,903,624)	(3,892,549)	—	—	—	(5,796,173)

Impairment provision as at July 1, 2013 & September 30, 2013	—	(485,248)	—	—	—	(485,248)

Net book value as at July 1, 2013	1,317,046	788,426	31,276,437	1,333,333	550,000	35,265,242
Net book value as at September 30, 2013	1,317,046	617,267	31,276,437	1,333,333	550,000	35,094,083

Besra Gold Inc.	Page 8

Notes to the Interim Financial Statements
September 30, 2013

The Company’s exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business.
Bong Mieu Gold Property
The Bong Mieu gold property consists of the Ho Gan open-pit and underground deposits, the Nui Kem underground mine and the Ho Ray -Thac Trang deposit. The Ho Gan underground operation was closed in August 2012 due to low grade. Nui Kem has been in commercial production since 2009. Ho Ray Thac Trang is at the feasibility stage. The property contains multiple gold mineralization zones that are being explored for additional resources.
Phuoc Son Gold Property
The Phuoc Son Gold Project hosts the Dak Sa Shear Zone containing the underground mines, Bai Dat and Bai Go which have been in commercial production since 2009 and 2011, respectively. The process plant, also within the Dak Sa Shear Zone, was brought into commercial production in July 2011. The property contains multiple gold mineralization zones that are being explored for additional resources.
Bau Gold Project
The Bau property is a brown-field project, spread over a large geographic area in which the Company is in consortium with a Malaysian company with material Bumiputra interests that owns rights to consolidated mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia. The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340km2 of the most highly prospective ground within the historic Bau Gold Project. The Company is nearing completion of a feasibility study and expects to release the results during 2013. Besra has agreed to acquire a further 7.94% of North Borneo Gold over the next three years from the Malaysian joint venture partner, bringing the total effective holding to 93.55%.
Capcapo Gold Property
The Capcapo Gold Property is located in Abra Province approximately 80km north of the prolific Baguio-Mankayan Gold District in the Northern Philippines. Besra, in consortium with a Philippine company controlled by Philippines nationals, has an option to acquire up to a 60% interest in the Capcapo Gold Project. Capcapo is a large relatively unexplored project analogous to productive deposits within the nearby Baguio mining district. Ore grade Au-Cu mineralization outcrops at surface and drilling indicates grade increases at depth.
Tien Thuan Gold Property
The Tien Thuan Gold Project lies approximately 50km west of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominately felsic composition.
Enmore Gold Property
The GR Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. Besra holds a 100% interest in one exploration license covering 158.76km2 and is earning an 80% interest in two exploration licenses covering 35.28km2.

13. Cash and Cash Equivalents

$ As at	Sep 30, 2013	Jun 30, 2013
Cash at banks and on hand	1,584,461	3,536,646
Restricted cash at banks	250,277	250,892
Short-term deposits	9,487	274,507
Total	1,844,225	4,062,045

14. Tax and Other Receivables

$ As at	Sep 30, 2013	Jun 30, 2013
Taxes receivable (VAT, GST, etc.)	1,341,718	1,241,484
Deposits	445,151	446,859
Other receivables	33,737	26,012
Total	1,820,606	1,714,355

Besra Gold Inc.	Page 9

Notes to the Interim Financial Statements
September 30, 2013

15. Inventories

$ As at	Sep 30, 2013	Jun 30, 2013
Doré bars and gold bullion	3,926,173	5,596,937
Gold in circuit	1,850,168	1,764,700
Ore in stockpiles	838,524	515,066
Mine operating supplies & spares	3,898,428	4,348,149
Total	10,513,293	12,224,852

16. Provisions

$	Asset retirement obligations	Employee entitlements	Other	Total
Balance at July 1, 2013	1,865,466	678,372	311,079	2,854,917
Arising during the period	639,884	133,968	87,594	861,446
Adjustment to ARO	(30,071)	—	—	(30,071)
Accretion	28,976	—	—	28,976
Utilization	(22,677)	(141,035)	(135,872)	(299,584)
Translation adjustment	—	12,390	(9,666)	2,724
Balance at September 30, 2013	2,481,578	683,695	253,135	3,418,408

Current	426,785	683,695	253,135	1,363,615
Non-current	2,054,793	—	—	2,054,793
Total	2,481,578	683,695	253,135	3,418,408
Asset Retirement Obligations
In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized $2,814,302 in provisions before discount for this purpose in relation to its operations in Vietnam. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at balance date. The provision has been calculated using a discount rate of 8 percent. The majority of rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the Consolidated Statement of Comprehensive Income may be impacted. No provision has been calculated for Bau due to its exploration stage.
Employee Entitlements
Employee entitlements include the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.
Other
Other provisions mainly represent a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

17. Tax and Trade Payables

$ As at	Sep 30, 2013	Jun 30, 2013
Taxes and government fees payable	14,265,657	12,685,228
Trade payables	10,978,770	10,832,636
Accruals and other payables	3,387,380	3,911,426
Total	28,631,807	27,429,290

Besra Gold Inc.	Page 10

Notes to the Interim Financial Statements
September 30, 2013

18. Interest-Bearing Loans and Borrowings

$ As at	Sep 30, 2013	Jun 30, 2013
Non-current liabilities
Convertible notes	10,596,192	9,803,088
Gold-linked notes	17,224,028	16,645,179
Total non-current liabilities	27,820,220	26,448,267

Current liabilities
Current portion of convertible notes	6,198,880	5,353,217

Current portion of gold-linked notes	584,039	206,914
Secured bank loan	6,916,494	6,775,051
Total current interest bearing loans and borrowings	7,500,533	6,981,965
Total current liabilities	13,699,413	12,335,182

					Face Value
	Currency	Maturity	Interest Rate (%)	Number of Units	Sep 30, 2013	Jun 30, 2013
Gold-linked notes (USD)	USD	May-15	8	13,131,898	16,729,967	16,729,967
Gold-linked notes (CAD)	CAD	May-15	8	7,567,264	4,319,856	4,319,856
9% CAD Convertible notes	CAD	Mar-14	9	5,142,679	6,356,499	6,356,499
8% CAD Convertible notes	CAD	Apr-15	8	15,000,000	15,000,000	15,000,000
8% USD Convertible notes	USD	May-15	8	1,469,000	1,469,000	1,469,000
Secured bank loans	USD	Jan-Mar-14	4.5-8	6,916,494	6,916,494	6,775,051
Convertible Notes
At September 30, 2013

Convertible Notes	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes	0.42	15,134,521
8% CAD Notes	0.50	30,000,000
8% USD Notes	0.51	2,880,392
The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at September 30, 2013, including the affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.
Secured Bank Loan
In December 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of $5,000,000, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to September 30, 2013 is 8 percent per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Ltd). The carrying amount of the loan was $5,000,000 as at September 30, 2013 ($5,000,000 as at June 30, 2013).
On June 21, 2013, Phuoc Son Gold Company Limited entered into a new loan agreement with a Vietnamese bank for a maximum borrowing of $2,000,000. The new loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The drawdown could be exercised as required until June 30, 2014. The interest rate currently is 4.5% per annum and may be adjusted upon the notification of the bank. The carrying amount of the loan was $1,619,494 as at September 30, 2013 ($1,775,051 as at June 30, 2013). The bank loan is secured over plant and equipment with a net carrying value of $8,048,203 (Note 9).

Besra Gold Inc.	Page 11

Notes to the Interim Financial Statements
September 30, 2013

19. Derivative Financial Liabilities

$ As at	Sep 30, 2013	Jun 30, 2013
Convertible notes - conversion option	153,000	154,850
Convertible notes vested warrants - conversion option	136,000	57,000
Gold-linked notes - gold price participation and put options	795,000	671,000
Total	1,084,000	882,850

Current portion (CAD 9% convertible notes)	32,000	—
Non-current portion	1,052,000	882,850
Total	1,084,000	882,850

Gold-Linked Note Derivatives
Gold-Linked Notes (Amended Gold Loan Notes)
The Gold Price Participation Agreement (GPPA) option and put option features of the Amended Gold Loan Notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The GPPA option of the Amended Gold Loan Notes, a derivative liability of the Company, has a value of $137,000 at September 30, 2013 ($116,000 as at June 30, 2013). The put and call option components of the Amended Gold Loan Notes had no value at September 30, 2013 (both nil as at June 30, 2013).
Gold-Linked Notes (Amended Convertible Notes)
Holders of the Amended Convertible Notes are entitled to participate in any increase in the gold price via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date, May 6, 2015.
The GPPA option features of the amended convertible notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended USD convertible notes, a derivative liability of the Company, had a value of $499,000 and nil, respectively, at September 30, 2013 ($423,000 and nil as at June 30, 2013). The GPPA and call option components of the amended CAD convertible notes, a derivative liability of the Company, had a value of $159,000 and nil, respectively, at September 30, 2013 ($132,000 and nil as at June 30, 2013).
Inputs used when valuing the Gold-Linked Notes, put and call option components were:

	Sep 30, 2013	Jun 30, 2013
Gold price per ounce ($)	1,336	1,204
Exercise price (put options) per ounce ($)	1,750	1,750
Term to maturity (years)	1.6	1.85
Expected gold volatility (%)	20	20
Annual risk rate (%)	23	23
Risk free rate (gold rate) (%)	1.8	1.7

Convertible Note Derivatives
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company's functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss).

Besra Gold Inc.	Page 12

Notes to the Interim Financial Statements
September 30, 2013

20. Issued Capital and Reserves
Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.
The movement in the capital stock of the Company for the three months ended September 30, 2013 was as follows:

Common Shares	Number of Shares	Amount ($)
Balance at June 30, 2013	378,951,274	135,182,292
Shares cancelled during the period	(170,000)	(30,752)
Balance at September 30, 2013	378,781,274	135,151,540
Stock Options
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.
The following table provides a summary of the stock option activity for the three months ended September 30, 2013.

	September 30, 2013
CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	44,427,497	0.47
Expired	(416,667)	0.80
Outstanding, end of the period	44,010,830	0.47
Options exercisable at the end of the period	37,507,497	0.40
The following table summarizes information about the stock options outstanding as at September 30, 2013.

	Options Outstanding			Options Exercisable
Range of exercise price CAD	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price CAD	Number exercisable	Weighted average exercise price CAD
0.12	127,566	0.26	0.12	127,566	0.12
0.20 - 0.29	14,297,500	3.99	0.24	7,387,500	0.25
0.30 - 0.39	4,470,000	3.5	0.33	4,470,000	0.33
0.40 - 0.49	10,717,184	2.21	0.41	10,717,184	0.41
0.50 - 0.59	9,285,558	3.13	0.52	9,275,558	0.52
0.60 - 0.69	2,350,000	1.97	0.60	2,350,000	0.60
0.70 - 0.79	2,763,022	2.38	0.72	2,763,022	0.72
	44,010,830		0.40	37,090,830	0.39
During the three months ended September 30, 2013, no options were issued to directors, officers, employees and consultants of the Company.
Warrants
There has been no movement in the number of warrants of the Company during the three months ended September 30, 2013.

	Number of Options	Weighted Average Exercise Price CAD
Outstanding, at the beginning and the end of the period	36,837,962	0.75
Reserves
The changes in reserves for the three months ended September 30, 2013 was as follows:

$	Broker warrants	Foreign currency translation	Equity-based compensation reserve	Investment premium reserve	Other reserves	Total
Balance at July 1, 2013	1,418,045	(2,513,078)	15,036,349	(19,639,773)	(93,627)	(5,792,084)
Share-based payments	—	—	200,024	—	—	200,024
Balance at September 30, 2013	1,418,045	(2,513,078)	15,236,373	(19,639,773)	(93,627)	(5,592,060)

Besra Gold Inc.	Page 13

Notes to the Interim Financial Statements
September 30, 2013

Broker Warrants
This reserve represents broker warrants associated with the 9 percent CAD Convertible Note that was issued in March 2010, the 8 percent CAD Convertible Note that was issued in April 2011 and the 8 percent USD Convertible Note that was issued in May 2011.
Foreign Currency Translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.
Equity-Based Compensation Reserve
This reserve records movements in share-based compensation.
Investment Premium Reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.
Other Reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

21. Share-Based Compensation
No new options were issued during the three months ended September 30, 2013.
The total share-based compensation expense recognized for stock options during the three months ended September 30, 2013 is $200,024 (three months ended September 30, 2012 - $613,181).
Equity settled share-based payments are valued at grant date using a Black Scholes model.
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

22. Related Party Disclosure
The Interim Financial Statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	Sep 30, 2013	Jun 30, 2013
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.61	85.61
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management personnel of the Group was as follows:

	Three months ended
($)	Sep 30, 2013	Sep 30, 2012
Management fees and salary	508,068	763,576
Share-based compensation	138,479	405,257
Total compensation of key management	646,547	1,168,833
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.

Besra Gold Inc.	Page 14

Notes to the Interim Financial Statements
September 30, 2013

Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Sep 30, 2013	Jun 30, 2013
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	1,500,000
Jun-10	Apr-15	0.60	1,500,000	1,500,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	2,425,000
Total			17,206,467	17,206,467
Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding ($)
Award year	Units	Sep 30, 2013	Jun 30, 2013
2008	116,667	6,789	5,542
2009	120,690	7,023	5,733
Total of deferred share units outstanding	237,357	13,812	11,275
In 2008 the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The DSU are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at September 30, 2013 were 237,357 units. Liabilities related to this plan are recorded in accrued liabilities and totaled $13,812 as at September 30, 2013 (as at June 30, 2013 - $11,275). The DSU plan was discontinued for new grants in 2010.
Companies Controlled by Management
Management compensation incurred on behalf of the Company was paid to companies controlled by officers of the Company. The companies that were paid for management compensation include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
The Jura Trust Limited	John Seton	Chief Executive Officer
Abergeldie Trust	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer

Besra Gold Inc.	Page 15

Notes to the Interim Financial Statements
September 30, 2013

23. Commitments, Contingencies and Contractual Obligations

Balance at September 30, 2013
Payment Due ($)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	742,496	373,055	161,429	91,389	61,861	54,762
Purchase obligations - supplies & services	3,944,597	3,899,597	45,000	—	—	—
Purchase obligations - capital	1,586,255	1,586,255	—	—	—	—
Acquisition of interest in North Borneo Gold Sdn Bhd	8,150,000	4,150,000	4,000,000	—	—	—
Asset retirement obligations	2,481,579	335,266	355,176	1,288,758	502,379	—
Total	16,904,927	10,344,173	4,561,605	1,380,147	564,240	54,762
In 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012 and amended and restated on May 12, 2013, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by September 2015, subject to payments to be made in several tranches as follows:

Amount ($)	Purchase Date	Total per Year ($)	Effective Holdings (%)
1,350,000	December 2, 2013	1,350,000	87.10

900,000	March 3, 2014		87.95
900,000	June 2, 2014		88.80
1,000,000	September 1, 2014		89.75
1,000,000	December 1, 2014	3,800,000	90.70

1,000,000	March 2, 2015		91.65
1,000,000	June 1, 2015		92.60
1,000,000	September 1, 2015	3,000,000	93.55
In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.
Contingencies
Capcapo Gold Property
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (“PhilEarth”) (a Philippine company in the process of incorporation in which the Company will hold a 40% interest) in respect of the Capcapo Gold Property in the Northern Philippines.
Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. The Company paid to AMIC $300,000 upon the signing of the joint venture agreement, is required to pay a further $400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a
In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.
Finally, the Company is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a $2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of $5,000,000, whichever is of lesser value.
Tax Disputes
The Company is currently disputing tax claims by the Vietnam General Department of Customs ("GDC") against Phuoc Son Gold Company ("PSGC") and Bong Mieu Gold Mining Company ("BMGMC"), Besra’s two operating gold companies in Vietnam. The GDC has made an assessment that PSGC and BMGMC should pay a total of approximately 250 billion Vietnamese dong (approximately $12,000,000) in export duties.

Besra Gold Inc.	Page 16

Notes to the Interim Financial Statements
September 30, 2013

In Vietnam, gold exported at 99.99% purity standard does not attract any export duty. GDC is claiming that during 2011 and 2012, several shipments did not meet 99.99% and therefore subject to a 10% tax. Besra strongly disputes this assessment as every shipment in question was refined in Vietnam to 99.99% by ACB Gold Center and subsequently certified 99.99% by Quality Assurance and Testing Center 3 (QuaTest3), the official government-testing center.
PSGC and BMGMC each filed official complaints under the Vietnamese Law on Complaints on May 16, 2013. These complaints were dismissed by GDC. On August 13, 2013, PSGC and BMGMC filed further complaints with the Ministry of Finance. The law provides for companies to dispute assessments made by government bodies in Vietnam in the first instance in an appeal heard by GDC, followed by an appeal to the Ministry of Finance. If unsuccessful in their complaints to the Ministry of Finance, PSGC and BMGMC intend to bring a petition before an administrative court of law to have the tax assessments overturned. The Company intends on exhausting all rights of appeal and is of the view that it will be successful in its appeals to have the GDC’s decisions overturned. No provision has been recognized in the consolidated financial statements as at September 30, 2013 with this regard. There can be no assurance that the Company will be able to successfully resolve the matter discussed above. The inability to successfully resolve the matter could have a material adverse impact on the Company's future cash flows, earnings, results of financial performance and financial conditions.

Besra Gold Inc.	Page 17

Board of Directors and
Senior Officers
Board of Directors
David A. Seton
Executive Chairman
Kevin M. Tomlinson
Deputy Chairman and Lead Independent Director
Leslie G. Robinson
Independent Director
N. Jon Morda
Independent Director
Senior Officers
David A. Seton
Executive Chairman
John A. G. Seton
Chief Executive Officer
S. Jane Bell
Chief Financial Officer
Darin M. Lee
Chief Operating Officer
Paul F. Seton
Chief Commercial Officer
Jeffrey D. Klam
General Counsel & Corporate Secretary

Corporate Information
Corporate Office
Besra Gold Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416 572 2525
Toll-Free: 888 902 5522
Facsimile: 416 572 4202
info@besra.com
www.besra.com

Stock Exchange Listings
Toronto Stock Exchange: BEZ
Australian Securities Exchange: BEZ
OTCQX : BSRAF
Inquiries relating to shareholdings should
be directed to the Transfer Agent
Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1
Toll-Free: 800 564 6253 (North America)
Toll-Free: 514 982 7555 (International)
service@computershare.com
www.computershare.com

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067, Australia
Telephone: 61 3 9415 5000
Fax: 61 3 9473 2570
Investor enquiries: 1300 850 505
www.computershare.com
Auditors
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7
Telephone: 416 864 1234
Facsimile: 416 864 1174